FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
Novartis delivers solid Q3 performance with 11% core operating income growth, net sales in line with prior year, strong pipeline progression. Upgrades full year core operating income guidance.
•	Q3 net sales from continuing operations[1] were in line with prior year (cc2, +1% USD):
o
Growth drivers included Entresto USD 632 million (+45% cc), Zolgensma USD 291 million (+79% cc), Cosentyx USD 1 012 million (+7% cc), Kisqali USD 183 million (+50% cc) and Promacta/Revolade USD 442 million (+16% cc)

o	Sandoz Biopharmaceuticals grew 13% (cc, +16% USD), with strong growth across all regions
o	COVID-19 negatively impacted demand, particularly: dermatology, ophthalmology and Sandoz retail
•	Q3 core operating income grew 11% (cc, +9% USD) due to lower spending and improved gross margin
•	Q3 net income in line with prior year (cc, -5% USD) mainly due to legal provisions
•	Q3 free cash flow[2] of USD 2.7 billion (-32%) mainly due to payments related to legal settlements
•	Key innovation milestones:
o	Kesimpta approved and launched in the US for treatment of relapsing forms of multiple sclerosis
o	Piqray received EC approval for HR+/HER2- advanced breast cancer with a PIK3CA mutation
o	Leqvio (Inclisiran) received positive CHMP opinion for hypercholesterolemia/mixed dyslipidemia (Oct)
o	Adakveo received positive CHMP opinion for prevention of vaso-occlusive crises in sickle cell disease
•	Issued the healthcare industry’s first sustainability-linked bond to increase access to medicines
•	Received upgrades to ESG scores from third party ratings agencies including MSCI
•	YTD net sales from continuing operations[1] grew 4% (cc2, +2% USD) and core[2] operating income grew 16% (cc, 12% USD):
o	Innovative Medicines grew sales 5% (cc, +4% USD) and core operating income 13% (cc, +9% USD)
o	Sandoz sales were in line (cc, -2% USD) and core operating income grew 19% (cc, +15% USD)
•	2020 guidance[3] for continuing operations[1] – Net sales expected to grow mid single digit; core operating income upgraded to low double digit to mid teens (upgraded from low double digit)
Basel, October 27, 2020 - commenting on the quarter, Vas Narasimhan, CEO of Novartis, said:
“Novartis continues to deliver solid performance with double digit increases in core operating income and expanding margins, despite the impact of COVID-19 on healthcare systems. Our key growth drivers and launches are performing well. The strength of Novartis’ underlying operations enables us to upgrade our Full Year 2020 core operating income guidance. We are excited about the progress of our pipeline including the recent US approval of Kesimpta for the treatment of relapsing forms of multiple sclerosis. We continue to integrate ESG across all our operations, with commitments to ambitious climate and access to medicines targets, as we strive for more sustained impact on our journey to become an ESG leader”.

Key Figures	Continuing Operations
	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 259	12 172	1	0	35 889	35 042	2	4
Operating income	2 412	2 358	2	9	7 508	7 263	3	11
Net income	1 932	2 041	-5	0	5 972	6 018	-1	6
EPS (USD)	0.85	0.90	-6	0	2.62	2.62	0	7
Free cash flow	2 697	3 968	-32		8 349	9 449	-12
Core operating income	4 069	3 748	9	11	11 915	10 650	12	16
Core net income	3 467	3 212	8	10	10 124	9 119	11	15
Core EPS (USD)	1.52	1.41	8	9	4.44	3.97	12	16

1 Refers to continuing operations as defined on page 42 of the Condensed Interim Financial Report, excludes Alcon, includes the businesses of Innovative Medicines and Sandoz, as well as the continuing corporate functions. 2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 54 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.   3  Please see detailed guidance assumptions on page 8 including the forecast assumption that we see a continuation of the return to normal global healthcare systems including prescription dynamics, particularly ophthalmology, in Q4 2020. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2020 in the US.

COVID-19 update
The COVID-19 situation continues to evolve and is taking differing courses across the multitude of geographies that Novartis operates in. We continue to take strong actions to help address the pandemic. Our primary concerns remain the health and safety of our associates and patients.
During the third quarter, overall market conditions have been recovering, though COVID-19 continues to weigh on certain therapeutic areas, most notably in dermatology, ophthalmology and the Sandoz retail business. Our operations remain stable and cash collections continue to be according to our normal trade terms, with days sales outstanding at normal levels. Novartis remains well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities. At present, drug development operations are continuing with manageable disruptions (please see Innovation Review Section of the Condensed Interim Financial Report for further information), with our range of digital technologies allowing us to proactively manage our clinical trials portfolio and rapidly mitigate any disruptions.
Novartis continues to work closely with third parties to fight the COVID-19 pandemic. In September, we announced a collaboration with the African Union to facilitate the supply of COVID-19 related medicines – with a portfolio of 15 Novartis generic and over-the-counter medicines being offered at zero-profit to 55 African and 15 CARICOM eligible countries.
Financials
In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data into “continuing” and “discontinued” operations. The results of the Alcon business in 2019 are reported as discontinued operations. See page 42 and Notes 2, 3 and 10 in the Condensed Interim Financial Report for a full explanation.
The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz, as well as the continuing Corporate functions. We also provide information on discontinued operations.
Continuing operations third quarter
Net sales were USD 12.3 billion (+1%, 0% cc) in the third quarter driven by volume growth of 7 percentage points, offset by price erosion of 4 percentage points and the negative impact from generic competition of 3 percentage points.
Operating income was USD 2.4 billion (+2%, +9% cc) mainly due to lower spending, improved gross margin and gains on financial assets, partly offset by higher legal charges.
Net income was USD 1.9 billion (-5%, 0% cc) as higher operating income was offset by a higher tax rate. EPS was USD 0.85 (-6%, 0% cc), in line with net income.
Core operating income was USD 4.1 billion (+9%, +11% cc) due to lower spending and improved gross margin. Core operating income margin was 33.2% of net sales, increasing by 2.4 percentage points (+3.2 percentage points cc).
Core net income was USD 3.5 billion (+8%, +10% cc) mainly driven by growth in core operating income. Core EPS was USD 1.52 (+8%, +9% cc), in line with core net income.
Free cash flow from continuing operations amounted to USD 2.7 billion (-32%) compared to USD 4.0 billion in the prior year quarter. This decrease was due to lower cash flows from operating activities, including higher payments related to legal settlements.
Innovative Medicines net sales were USD 9.8 billion (+2%, +1% cc) with volume contributing 9 percentage points to growth, pricing had a negative impact of 5 percentage points and generic competition had a negative impact of 3 percentage points mainly due to Afinitor and Exjade. Pharmaceuticals BU sales grew 2% (cc) driven by strong growth from Entresto, Cosentyx and Zolgensma. Growth was partly offset by declines in Established Medicines and ophthalmology brands. Oncology BU sales were broadly in line with prior year (-1% cc). Strong performance of Kisqali, Promacta/Revolade, Jakavi, Tafinlar + Mekinist and Piqray was offset by generic competition for Afinitor and Exjade. The COVID-19 pandemic continued to negatively impact dermatology and ophthalmology.

Sandoz net sales were USD 2.4 billion (-2%, -3% cc) with a volume decline of 1 percentage point (cc) impacted by ongoing disruptions to HCP practices due to COVID-19, which limited patient access to treatments for our retail business. There was a negative price effect of 2 percentage points (cc), despite the benefit from off-contract sales and favorable revenue deduction adjustments. The decline was partly offset by global sales of Biopharmaceuticals, growing 13% (cc), with strong growth across all regions.
Continuing operations nine months
Net sales were USD 35.9 billion (+2%, +4% cc) in the first nine months mainly driven by Entresto, Zolgensma and Cosentyx. Volume contributed 9 percentage points to sales growth, partly offset by price erosion of 3 percentage points and the negative impact from generic competition of 2 percentage points.
Operating income was USD 7.5 billion (+3%, +11% cc) mainly driven by sales growth, improved gross margin and lower spending, partly offset by higher amortization and lower divestment gains.
Net income was USD 6.0 billion (-1%, +6% cc) as higher operating income was offset by a higher tax rate. EPS was USD 2.62 (0%, +7% cc), growing faster than net income and benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 11.9 billion (+12%, +16% cc) mainly driven by higher sales and improved gross margin. Core operating income margin was 33.2% of net sales, increasing by 2.8 percentage points (+3.6 percentage points cc).
Core net income was USD 10.1 billion (+11%, +15% cc) mainly driven by growth in core operating income. Core EPS was USD 4.44 (+12%, +16% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 8.3 billion (-12%) compared to USD 9.4 billion in the prior year period, primarily as higher operating income adjusted for non-cash items was more than offset by payments related to legal settlements and lower divestment proceeds.
Innovative Medicines net sales were USD 28.8 billion (+4%, +5% cc) with volume contributing 12 percentage points to growth, pricing a negative 4 percentage points and generic competition had a negative impact of 3 percentage points. Pharmaceuticals BU grew 6% (cc) driven by Entresto (+48% cc), Zolgensma (reaching USD 0.7 billion) and Cosentyx (+12% cc). Growth was partly offset by declines in Lucentis and other ophthalmology products, primarily driven by lower demand due to COVID-19. Oncology BU grew 4% (cc) driven by Promacta/Revolade (+24% cc), Kisqali (+59% cc) and Piqray (reaching USD 0.2 billion).
Sandoz net sales were USD 7.1 billion (-2%, 0% cc) as volume growth of 2 percentage points (cc) was impacted by ongoing disruptions to HCP practices due to COVID-19, which limited patient access to treatments for our retail business. There was a negative price effect of 2 percentage points (cc), despite the benefit from off-contract sales and favorable revenue deduction adjustments. Sales in Europe grew 2% (cc), while sales in the US declined 14%, driven by oral solids. Global sales of Biopharmaceuticals grew 20% (cc) to USD 1.4 billion, with strong growth across all regions.
Discontinued operations
Discontinued operations include the business of Alcon and certain corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, the first nine months of the prior year included three months of operating results of the divested business.

In the first nine months of 2020, there were no activities related to discontinued operations. In the first nine months of 2019, discontinued operations net sales were USD 1.8 billion, operating income amounted to USD 71 million and net income from discontinued operations was USD 4.6 billion, including the non-taxable non-cash net gain on distribution of Alcon Inc. to Novartis AG shareholders which amounted to USD 4.7 billion. For further details see Note 2 “Distribution of Alcon Inc. to Novartis AG shareholders”, Note 3 “Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders” and Note 10 “Discontinued operations”.

Total Group nine months
For the total Group, net income amounted to USD 6.0 billion compared to USD 10.6 billion in the prior year, including the non-taxable non-cash net gain on distribution of Alcon Inc. Basic earnings per share was USD 2.62 compared to USD 4.62 in prior year. Cash flow from operating activities for the total Group amounted to USD 9.6 billion and free cash flow to USD 8.3 billion.
Key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q3 growth) including:
Entresto	(USD 632 million, +45% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first choice therapy for rEF heart failure.
Zolgensma	(USD 291 million, +79% cc) delivered significant growth. Contributing factors included geographic expansion outside the US and increased newborn screening in the US.
Cosentyx	(USD 1 012 million, +7% cc) saw continued growth despite lower new patient starts across the market in dermatology and rheumatology due to COVID-19.
Kisqali	(USD 183 million, +50% cc) continued strong growth across all geographies, benefiting from the ongoing impact of positive overall survival data.
Promacta/Revolade	(USD 442 million, +16% cc) grew across all regions, driven by increased use in chronic immune thrombocytopenia and as first-line treatment for severe aplastic anemia in the US.
Beovu	(USD 51 million) launch roll-out continued, with approval now in more than 45 countries.
Jakavi	(USD 335 million, +18% cc) growth was driven by strong demand in the myelofibrosis and polycythemia vera indications.
Tafinlar + Mekinist	(USD 397 million, +14% cc), continued to show solid growth driven by demand in adjuvant melanoma as well as NSCLC.
Mayzent	(USD 49 million) continued to grow steadily. Growth is driven by fulfilling an important unmet need in patients showing signs of progression.
Piqray	(USD 83 million, +95% cc) grew significantly in the US as the launch roll-out continued.
Kymriah
(USD 122 million, +51% cc) grew strongly in Europe, US and Japan. Coverage continues to expand, with more than 260 qualified treatment centers and 26 countries having coverage for at least one indication.

Adakveo	(USD 35 million) US launch continues to progress well, with close to 100% brand awareness among hematologists and expanding payer coverage decisions.
Biopharmaceuticals	(USD 498 million, +13% cc) continued strong growth across all regions.
Emerging Growth Markets*
Strong growth in China (+13% cc) to USD 667 million was offset by COVID-19 related declines in certain emerging markets. Overall, sales grew 4% (cc).
*All markets except the US, Canada, Western Europe, Japan, Australia and New Zealand

Net sales of the top 20 Innovative Medicines products in 2020
	Q3 2020	% change		9M 2020	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	1 012	8	7	2 886	12	12
Gilenya	733	-12	-13	2 243	-7	-7
Entresto	632	47	45	1 781	47	48
Tasigna	478	-2	-2	1 445	4	5
Lucentis	515	3	0	1 403	-11	-10
Promacta/Revolade	442	16	16	1 267	22	24
Tafinlar + Mekinist	397	15	14	1 134	15	17
Sandostatin	361	-7	-7	1 076	-9	-8
Jakavi	335	20	18	963	17	19
Xolair	320	7	6	916	5	7
Galvus Group	289	-10	-8	906	-5	-2
Gleevec/Glivec	280	-13	-13	897	-6	-4
Afinitor/Votubia	262	-35	-34	824	-30	-29
Diovan Group	237	-7	-6	779	-2	1
Exforge Group	237	-5	-5	733	-6	-3
Zolgensma	291	82	79	666	nm	nm
Ilaris	220	24	25	633	28	30
Kisqali	183	49	50	503	55	59
Exjade/Jadenu	162	-36	-37	497	-33	-33
Votrient	160	-19	-19	488	-16	-14
Top 20 products total	7 546	3	2	22 040	5	6
nm = not meaningful

R&D Update - key developments from the third quarter
New approvals and regulatory update
Kesimpta (Ofatumumab)
Received FDA approval as a subcutaneous injection for the treatment of relapsing forms of multiple sclerosis (RMS), to include: clinically isolated syndrome, relapsing-remitting disease and active secondary progressive disease. Kesimpta is the first self-administered, targeted B-cell therapy for RMS patients.

Piqray
Received EC approval (in combination with fulvestrant) for the treatment of HR+/HER2- advanced breast cancer with a PIK3CA mutation, after disease progression following endocrine therapy as monotherapy. Approximately 40% of HR+/HER2- advanced breast cancer patients have a PIK3CA mutation, which is associated with a poor prognosis.

Leqvio (Inclisiran)	Received positive CHMP opinion for the treatment of adults with hypercholesterolemia or mixed dyslipidemia, marking an important milestone towards it becoming potentially available in the EU.
Cosentyx	Received EC approval for the treatment of moderate-to-severe plaque psoriasis in children and adolescents aged 6 to <18 years. Approved in Japan for non-radiographic axial spondyloarthritis.
Xolair	Received EC approval as an add-on therapy for the treatment of adults with severe chronic rhinosinusitis with nasal polyps (CRSwNP).
Enerzair Breezhaler	Received EC approval, including the first digital companion (sensor and app) that can be prescribed alongside a treatment for uncontrolled asthma. Received approval in Canada.

Adakveo
Received positive CHMP opinion for the prevention of recurrent vaso-occlusive crises in patients with sickle cell disease. If approved, Adakveo would be the first targeted sickle cell disease therapy available for use in Europe.

Beovu	EMA approved a safety label update to include additional information regarding retinal vasculitis and retinal vascular occlusion, helping guide physicians in their treatment of wet AMD.
AVXS-101 IT	FDA has acknowledged the potential of AVXS-101 IT and requested a pivotal confirmatory study to supplement the existing STRONG data and further support the regulatory submission for AVXS-101 IT.
Iptacopan (LNP023)
EMA granted PRIME designation for iptacopan in C3 glomerulopathy (C3G).
FDA and EMA have granted an orphan drug designation to iptacopan for the treatment of C3G and paroxysmal nocturnal hemoglobinuria (PNH).

Branaplam (LMI070)
FDA granted orphan drug designation for branaplam (LMI070) for the treatment of Huntington’s Disease. Branaplam is an orally administered, once weekly, small molecule RNA splicing modulator that is currently under investigation for the treatment of spinal muscular atrophy.

Regulatory submissions and filings
Cosentyx	Submitted in the US for pediatric psoriasis indication.
Kesimpta (Ofatumumab)	Submitted in Japan for relapsing multiple sclerosis.
Xolair	File accepted in the US for self-administered prefilled syringe.
Results from ongoing trials and other highlights
Asciminib (ABL001)
Phase III ASCEMBL study met its primary endpoint of superiority in major molecular response rate at 24 weeks for asciminib vs. bosutinib in patients with chronic myeloid leukemia (CML) previously treated with two or more tyrosine-kinase inhibitors. Asciminib is an investigational treatment specifically targeting the ABL myristoyl pocket (STAMP).

Beovu
Phase III KITE study in diabetic macular edema (DME) met its primary endpoint, with Beovu 6mg demonstrating non-inferiority to aflibercept 2mg in mean change in best-corrected visual acuity at year one. In a secondary endpoint, Beovu demonstrated superior improvement versus aflibercept in change of central subfield thickness over the period of week 40 through week 52. More than half of patients in the Beovu arm were maintained on a three-month dosing interval through year one. Beovu demonstrated an overall well-tolerated safety profile comparable to aflibercept; in addition the rate of intraocular inflammation was equivalent between Beovu and aflibercept.

Jakavi
Phase III REACH3 study in chronic GvHD met its primary endpoint of demonstrating superior overall response rate at week 24 in patients compared to best available therapy. The study also met key secondary endpoints, significantly improving failure-free survival and patient-reported symptoms.

Kymriah
Phase II ELARA trial met its primary endpoint (complete response rate) at the interim analysis, demonstrating clinically meaningful benefit in patients with relapsed or refractory follicular lymphoma. No new safety signals were observed.

Iptacopan (LNP023)
Data from two ongoing Phase II studies for iptacopan in PNH and C3G were presented at the European Society for Blood and Marrow Transplantation and the American Society of Nephrology, respectively.
In the PNH study, compared to baseline, iptacopan substantially improved hematological response as add-on therapy to eculizumab, including a clinically relevant increase of Hb by 2.87 g/dL (p<0.001) in the absence of red blood cell transfusions. These effects were retained in the seven of ten patients who discontinued eculizumab.
In the C3G study, iptacopan treatment led to a 49% reduction in urine protein/creatinine ratio at week 12 when compared to baseline as well as stabilization of renal function (assessed by estimated glomerular filtration rate).
In both studies iptacopan showed a favorable safety and tolerability profile.

Zolgensma
Phase III STR1VE-EU interim data, in SMA patients with more aggressive disease at baseline, demonstrated significant therapeutic benefit, including prolonged event-free survival, increased motor function and milestone achievement.

Leqvio (Inclisiran)
Pooled data from Phase III ORION-10 and -11 trials, presented at the European Society of Cardiology, showed highly consistent efficacy in lowering low-density lipoprotein cholesterol (LDL-C) with a safety and tolerability profile similar to placebo.

Kisqali
Phase III NATALEE trial protocol was amended to increase the sample size (from c.4000 patients to c.5000 patients). The final analysis (event-driven trial) is expected for end 2022 and submission to occur in 2023.

Spartalizumab (PDR001) combination with Tafinlar + Mekinist
The Phase III COMBI-i study did not meet its primary endpoint of investigator-assessed progression-free survival for patients with advanced BRAF V600-mutated melanoma. However, the study underscores the importance of Tafinlar + Mekinist as an effective treatment option in such patients. Data from COMBI-i show positive durable responses and PFS benefit for patients treated with Tafinlar + Mekinist in the comparator arm of the trial, despite the study not meeting the primary endpoint.

Canakinumab	The Phase III CANOPY-1 trial in patients with non-small cell lung cancer passed the interim analysis; the study continues as planned.

ESG update
ESG, a key strategic priority for the Novartis Board of Directors and Executive Committee, is integrated across Novartis operations. Novartis focuses on four strategic ESG pillars defined as material by stakeholders: Ethical Standards, Pricing and Access, Global Health Challenges and Corporate Citizenship. In each of these areas, the company has developed ambitious and challenging targets. These include addressing access and global health challenges, which are areas with the highest unmet need worldwide and where Novartis can have the greatest material ESG impact. Novartis is also reinforcing its ambition to be a healthcare industry leader in environmental sustainability, further strengthening its already ambitious target for carbon neutrality to include its entire supply chain by 2030. Novartis issued the healthcare industry’s first sustainability linked bond demonstrating its commitment to wider society. Recent ESG rating agencies upgrades were based on recent settlements, strong governance including extensive ethics policies, leading programs to expand access to healthcare to people in resource-constrained settings and comprehensive employee engagement strategy relative to peers.

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

During the first nine months of 2020, Novartis repurchased a total of 14.7 million shares for USD 1.3 billion on the SIX Swiss Exchange second trading line to mitigate dilution related to participation plans of associates. In addition, 1.6 million shares (USD 0.2 billion) were repurchased from associates. In the same period, 25.8 million shares (for an equity value of USD 1.4 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding increased by 9.5 million versus December 31, 2019. Novartis aims to offset the dilutive impact from equity based participation plans of associates over the remainder of the year. These treasury share transactions resulted in a decrease in equity of USD 0.1 billion and a net cash outflow of USD 0.2 billion including the benefit from option proceeds.

In the third quarter of 2020, Novartis issued the first healthcare industry sustainability-linked bond with a notional amount of EUR 1.85 billion (USD 2.2 billion) and a coupon of 0.00%, reinforcing its commitment to patient access.

As of September 30, 2020, the net debt increased to USD 25.4 billion compared to USD 15.9 billion at December 31, 2019. The increase was mainly driven by the acquisition of The Medicines Company for USD 9.6 billion and the USD 7.0 billion annual dividend payment, partly offset by USD 8.3 billion free cash flow during the first nine months of 2020.

As of Q3 2020, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

The Group has not experienced liquidity or cash flow disruptions during the nine months of 2020 due to the COVID-19 pandemic. We believe that Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities.
2020 Outlook
Barring unforeseen events

Continuing operations (Excluding Alcon from both 2019 and 2020)

Net Sales
Expected to grow mid single digit (cc)
From a divisional perspective, we expect net sales performance (cc) in 2020 to be as follows:
• Innovative Medicines: expected to grow mid single digit
• Sandoz: expected to grow broadly in line with prior year, decreased from low single digit

Core operating income	Expected to grow low double digit to mid teens (cc), upgraded from low double digit

Our guidance assumes that we see a continuation of the return to normal global healthcare systems including prescription dynamics, particularly ophthalmology, in Q4 2020. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2020 in the US.

Foreign exchange impact
If late-October exchange rates prevail for the remainder of 2020, the foreign exchange impact for the year would be negative 1 percentage points on net sales and negative 4 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Key Figures
Continuing operations[1,2]	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 259	12 172	1	0	35 889	35 042	2	4
Operating income	2 412	2 358	2	9	7 508	7 263	3	11
As a % of sales	19.7	19.4			20.9	20.7
Core operating income	4 069	3 748	9	11	11 915	10 650	12	16
As a % of sales	33.2	30.8			33.2	30.4
Net income	1 932	2 041	-5	0	5 972	6 018	-1	6
EPS (USD)	0.85	0.90	-6	0	2.62	2.62	0	7
Core net income	3 467	3 212	8	10	10 124	9 119	11	15
Core EPS (USD)	1.52	1.41	8	9	4.44	3.97	12	16
Cash flows from operating activities	3 156	4 562	-31		9 645	10 007	-4
Free cash flow	2 697	3 968	-32		8 349	9 449	-12

Innovative Medicines	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	9 837	9 688	2	1	28 780	27 794	4	5
Operating income	1 998	2 404	-17	-11	6 786	7 077	-4	2
As a % of sales	20.3	24.8			23.6	25.5
Core operating income	3 525	3 300	7	9	10 433	9 528	9	13
As a % of sales	35.8	34.1			36.3	34.3

Sandoz	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 422	2 484	-2	-3	7 109	7 248	-2	0
Operating income	395	191	107	113	671	746	-10	-1
As a % of sales	16.3	7.7			9.4	10.3
Core operating income	658	615	7	8	1 806	1 577	15	19
As a % of sales	27.2	24.8			25.4	21.8

Corporate	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating income/(loss)	19	-237	nm	nm	51	-560	nm	nm
Core operating loss	-114	-167	32	36	-324	-455	29	31

Discontinued operations	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales						1 777
Operating income						71
As a % of sales						4.0
Core operating income						350
As a % of sales						19.7
Net income						4 590

Total Group	Q3 2020	Q3 2019	% change		9M 2020	9M 2019	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	1 932	2 041	-5	0	5 972	10 608	-44	-40
EPS (USD)	0.85	0.90	-6	0	2.62	4.62	-43	-39
Core net income	3 467	3 212	8	10	10 124	9 397	8	11
Core EPS (USD)	1.52	1.41	8	9	4.44	4.09	9	12
Cash flows from operating activities	3 156	4 562	-31		9 645	10 085	-4
Free cash flow	2 697	3 968	-32		8 349	9 387	-11

nm = not meaningful
1 Continuing operations include the businesses of Innovative Medicines and Sandoz Division including the US generic oral solids and dermatology portfolio as well as the continuing corporate functions and discontinued operations include the business of Alcon. See page 42 of the Condensed Interim Financial Report for full explanation.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 54 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/abf99d76-7c4c-47d8-b068-0696336b8017/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “continuing,” “guidance,” “expected,” “to grow,” “continues,” “to deliver,” “to evolve,” “continue,” “to help,” “remain,” “remains,” “growth,” “to supplement,” “investigational,” “believe,” “ongoing,” “demonstrating,” “ to support,” “evolve,” “taking,” “allowing,” “will,” “launch,” “estimated,” “impact,” “submissions,” “focus,” “launches,” “innovation,” “potential,” “commitments,” “commitment,” “pipeline,” “aims,” “would,” “growing,” “expanding,” “priority,” “outlook,” “unforeseen,” “forecast,” “prevail,” “enter,” “to improve,” “transformative,” “innovative,” “manageable disruptions,” “ongoing disruptions,” “to facilitate,” “ambition,” “trends,” “expands,” “to progress,” “would,” “to delay,” “anticipate,” “expect,” “to meet,” “continuously,” “committed,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding the impact of the COVID-19 pandemic on certain therapeutic areas including dermatology, ophthalmology and the Sandoz retail business, and on drug development operations; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding our collaboration with the African Union to supply medicines for treatment of COVID-19. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics, particularly in ophthalmology, in the fourth quarter of 2020; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 9:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting. https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at. https://www.novartis.com/investors/event-calendar

Important dates
November 24, 2020	Meet Novartis Management, to be held virtually
January 26, 2021	Fourth quarter & Full Year 2020 results
March 2, 2021	Annual General Meeting